                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2

                            (NAME OF SUBJECT COMPANY)

                CAPITAL REALTY INVESTORS III LIMITED PARTNERSHIP
                         A MARYLAND LIMITED PARTNERSHIP

                             AT $100.00 NET PER UNIT

                                       BY

               EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP,
                       A MASSACHUSETTS LIMITED PARTNERSHIP
                          EQUITY RESOURCES GROUP, INC.,
                           A MASSACHUSETTS CORPORATION

                              EGGERT DAGBJARTSSON,
                                  AN INDIVIDUAL

                            LIMITED PARTNERSHIP UNITS

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                 14 Story Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            CALCULATION OF FILING FEE

============================================================================================================
                         TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE
                               $1,200,000                                               $240.00
------------------------------------------------------------------------------------------------------------
*        FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION
         ASSUMES THE PURCHASE OF 12,000 UNITS AT A PURCHASE PRICE OF $100 PER
         UNIT IN THE PARTNERSHIP.

/X/      CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
         0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS
         PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT
         NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.
-------------------------------------------------------------------------------------------------------------
         AMOUNT PREVIOUSLY PAID:    $240.00                                FILING        EQUITY RESOURCE
         FORM OF REGISTRATION NO.:  SCHEDULE TO                            PARTY:        LEXINGTON FUND
                                                                                         LIMITED
                                                                                         PARTNERSHIP
                                                                                         NOT APPLICABLE

                                                                           DATE FILED:   MAY 10, 2001
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

                                 AMENDMENT NO. 2

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 10, 2001 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 12,000 units (the "Units") of limited partnership interests in Capital Realty Investors III Limited Partnership, a Maryland limited partnership (the "Partnership"), at $100.00 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after May 11, 2001 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"), and less the $100.00 transfer fee charged by the general partner of the Partnership. The information contained in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

         ITEMS 1 AND 8

         Items 1 and 8 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

         ITEM 1--SUMMARY TERM SHEET

         The second paragraph of the fifteenth question of the Summary Term Sheet is amended in its entirety to read as follows:

                  "The Purchaser and its affiliates have purchased 953 Units in the Partnership during the past twelve months at a price of $40.00 per Unit. In addition, the Purchaser has entered into binding and unconditional agreements prior to the public announcement of the offer to purchase an aggregate of 45 units in the Partnership at a purchase price of $60.00 per unit." See "THE OFFER--Price Range of Units and Distributions."

         ITEM 8--INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         The second paragraph of Section 7A--"Price Range of Units and Distributions" is amended in its entirety as follows:

                  "The Purchaser and its affiliates have purchased 953 Units in the Partnership during the past twelve months at a price of $40.00 per Unit. In addition, on April 20, 2001, prior to the public announcement of the Offer, the Purchaser entered into a binding and unconditional agreement to purchase from Loren D. and Barbara C. Smith, Limited Partners, an aggregate of 10 Units at a purchase price of $60.00 per Unit. On April 23, 2001, prior to the public announcement of the Offer, the Purchaser entered into a binding and unconditional agreement to purchase from Merrill E. and Effie W. Parker, Limited Partners, an aggregate of 10 Units at a purchase price of $60.00 per unit. On May 3, 2001, prior to the public announcement of the Offer, the Purchaser entered into a binding and unconditional agreement to purchase from Ann McQuade, a Limited Partner, 25 Units at a purchase price of $60.00 per unit. These transactions were privately negotiated purchases and sales. All of these transactions are currently pending. Finally, notwithstanding the proposed $60.00 purchase price agreed to by these Limited Partners and the Purchaser, the Purchaser has agreed to pay these Limited Partners the same price as the Offer Price, or $100.00 per unit."

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June __, 2001         Equity Resource Lexington Fund Limited Partnership,
                             a Massachusetts limited partnership

                             By: /s/ Eggert Dagbjartsson
                                 ----------------------------------------------
                                     Eggert Dagbjartsson
                                     General Partner

                             Equity Resources Group, Inc.
                             A Massachusetts Corporation

                             By: /s/ Eggert Dagbjartsson
                                 ----------------------------------------------
                                     Eggert Dagbjartsson
                                     Executive Vice President

                                     Eggert Dagbjartsson

                             By: /s/ Eggert Dagbjartsson
                                 ----------------------------------------------
                                     Eggert Dagbjartsson
                                     Eggert Dagbjartsson

                                  EXHIBIT INDEX

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EXHIBIT NO.                                                     DESCRIPTION
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
(a)(1) -                         Offer to Purchase, dated May 11, 2001*
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(a)(2) -                         Transmittal letter, dated May 11, 2001*
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(a)(3) -                         Agreement of Sale*
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(a)(4)                           Summary Advertisement*
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(a)(5)--                         Not applicable.
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(b) -                            Not applicable.
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(c) -                            Not applicable.
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(d)(1)-                          Not applicable.
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(e) -                            Not applicable.
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(f) -                            Not applicable.
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(g)                              Not applicable
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(h)                              Not applicable.
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

* Previously filed